September 24, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this further response to the Staff’s letters, dated April 23, 2024, June 20, 2024, and August 27, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) and Form 10-Q for Fiscal Quarter Ended June 30, 2024 (“Form 10-Q”) (File No. 001-40638).

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 10-K or the Form 10-Q. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the form 10-K or the form 10-Q.

Form 10-Q for the Fiscal Year Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 35

1. In the tables for “Studios contributing to AUV” and “Studios contributing to same store sales,” please clarify for us and in your disclosures whether studios you consider to have temporary suspension of operations are included in these tables and are included in computing the respective dollar amounts for “AUV (LTM as of period end),” “Quarterly AUV (run rate),” and “Same store sales.” If they are not included, explain to us and disclose the rationale for their exclusion.

Response: Inclusion in the calculation for “AUV (LTM as of period end),” requires 13 consecutive months of positive revenue as of the measurement date, while “Quarterly AUV (run rate)” requires 3 months of aggregated non-zero revenue activity (including, for example, potential negative revenue due to refunds) for studios open at least 6 months as of the measurement date. The Company’s calculation of SSS, consistent with its disclosures and industry practice, requires that the studio have at least 13 consecutive months of positive revenue as of the measurement date in order to be included. If a studio closes before generating 13 consecutive months of positive revenue, it would not be included in either the AUV (LTM as of period end) or SSS calculations. We will continue to enhance disclosure of the rationale in future filings.

2. In your description of “Studios No Longer Operating” on page 38 you state when a studio deemed to be no longer operating subsequently generates sales at a future date it re-enters the operating studio count (and the number of studios no longer operating is reduced). Please clarify for us and disclose whether the effect of these studios are included in the computation of “AUV (LTM as of period end),” “Quarterly AUV (run rate),” and “Same store sales.” If they are not included, explain to us and disclose the rationale for their exclusion.

Response: Please refer to the definitions described in the Response to Comment 1; the “Studios No Longer Operating” definition has no bearing on the AUV and SSS calculations. This means that even if a studio subsequently ceases operating, as long as it generated revenue sufficient for it to be included in the AUV and SSS calculations described above, it would be included in those calculations.

Response Letter Dated July 22, 2024

3. Refer to your response to comment 1. For clarity, please disclose you consider studios no longer operating to be permanently closed.

Response: The Company will continue to enhance this disclosure in future filings.

4. In your response to comment 1 it appears you equate studios with lack of revenue for less than nine months as a “temporary suspension of operations.” In your response to prior comment 2 you state these studios remain in the operating category. You also state in the response to prior comment 2 the number of studios not generating revenue for a period of less than nine consecutive months that were included in the number of opened/operated/operating at the end of each period presented generally represents less than 5% of all opened/operated/operating studios reported for each period. To give further clarity to investors of your studio counts, please state that the reported amounts for studios operated at beginning/end of periods wherever presented include studios considered by you to be temporarily suspended and indicate the number of these studios included.

Response: We understand the basis for the Staff’s comment, but respectfully note that the number of such studios is immaterial to the number of studios operating. For example, as of the last quarter end, less than 1% of the approximately 2,700 North American studios would be considered temporarily suspended.

5. Please disclose your definition of what you consider to be studios with suspended operations. Also, state in the definition of “Number of Studios Operating” that these studios include studios you consider to have temporary suspension of operations.

Response: The Company will continue to enhance this disclosure in future filings.

6. Refer to your response to comment 2. Please clarify for us and disclose whether studios with suspended operations of less than nine months are deemed as no longer operating immediately upon determination by a franchisee or you to no longer operate the studio or if you wait nine months before deeming the studio as no longer operating.

Response: The suspension of operations is considered temporary unless either nine months passes, or until the Company determines prior to that date that there is sufficient evidence that the studio is permanently closed. This latter determination necessarily requires some level of judgment and fact-gathering, but the Company applies a reasonable test, developed over time, to determine whether the studio should be given the full nine months before it is considered “no longer operating.” Specifically, if a studio no longer has a physical space, is not in the process of being transferred to another franchisee or a new physical space, or is not being resold through the Company’s resale process, it is considered no longer operating. The Company will continue to enhance this disclosure in future filings.

7. Refer to your response to prior comment 4. You state you define an operating studio as one holding at least one class in a month and generating some amount of revenue during the reported period. You also state you will not treat a studio as operational without sufficient evidence of an ongoing or new business with memberships and regular classes. It is not clear from these statements how a studio generating sporadic, nominal and/or inconsistent revenue for a period is characterized in the studio count tables in your filings. Please clarify and reconcile these two statements for us and clarify the relevant tabular presentations and studio definitions in your filing as appropriate.

Response: As explained in our prior response, an operating studio requires two items: revenue and a class being held during the measurement period. A studio with “sporadic, nominal and/or inconsistent revenue for a period” would not be characterized as operating unless it is also holding classes, which is the key indicator the Company looks for as “sufficient evidence of an ongoing or new business.” This distinction is important because studios do periodically generate revenue while not being operative—for example, a studio that generates “presale” revenue from new members in advance of its opening date—but are not yet considered operating studios.

The Company will continually enhance its disclosures and update its tabular presentations and studio definitions as appropriate.

Response Letter Dated March 14, 2024

8. Refer to your response to comment 3. Please file the amendments to the Form 10-K for the Fiscal Year Ended December 31, 2022 and Form 10-Q for the Fiscal Quarter Ended March 31, 2023 noted in your response for the indicated certifications for the purposes specified in the comment.

Response: We have been advised by counsel copied on this response that there is a long-standing Division policy that no periodic filing need be amended prior to its last Form 10-K filed with the Commission. As such, the Company, respectfully, does not believe that amendments to the Form 10-K for 2022, and Form 10-Q for Q1 2023, are required at this time. We would be happy to have our counsel discuss with the Staff, if needed.

/s/ Rick Zakhar
Vice President of Legal Affairs – Corporate & Securities

cc:	John Meloun, Xponential Fitness, Inc.

Brian Lane, Gibson, Dunn & Crutcher LLP